SIONIX CORPORATION

April 26, 2011

Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Sionix Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed March 21, 2011
SEC File No. 333-172729

Dear Mr. Ingram:

On behalf of Sionix Corporation, (the “Company”), set forth below are the Company’s responses to the comment received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated April 6, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.  We have also filed the second amendment to the registration statement (the “Second Amendment”).

General

1.
Although we had previously determined not to review your registration statement, the concurrent filing of your confidential treatment request for portions of Exhibit 10.35 with Amendment No. 1 to the registration statement, in addition to other factors, compels us to undertake a limited review at this time.  Comments regarding your confidential treatment request will be sent under separate cover.  Please be advised that comments on the outstanding confidential treatment request must be resolved before we will accept a request to accelerate the effectiveness of the registration statement.

The Company understands that the comments to the outstanding confidential treatment request are resolved.

Selling Shareholders, page 42

2.
We note your statement in the fourth paragraph that the shares described in the selling shareholder table consist of shares of common stock and shares of common stock underlying warrants that were issued in a private placement or issued to consultants.  Please clarify your reference to consultants as the footnotes demonstrate that the shares of common stock contained in the selling shareholder table were issued to the selling shareholders in the 2010 Private Placement.

The Company has revised the disclosure in the Second Amendment to delete any reference to consultants.  Please see page 42 of the Second Amendment.

Mr. Jay Ingram
Legal Branch Chief
Securities and Exchange Commission
April 26, 2011

3.
In the selling shareholder table, it appears that you have two separate entries for certain selling shareholders, such as Associated Trust Company, N.A. Trustee of Nathaniel Remley Trust, Thomas P. Remley Revocable Living Trust, Thomas P. Remley Trustee, Associated Trust Company, N.A. Trustee of Virginia Remley Trust, and PC&J Performance Fund.  Please advise or revise your disclosure accordingly so that there is one consolidated entry for each selling shareholder.

The Company has revised the selling shareholder table to consolidate the entries, as you requested.  Please see page 43 of the Second Amendment.

4.
In columns B and D of the selling shareholder table, it appears that none of the selling shareholders beneficially owned any shares of common stock prior to the offering and that the selling shareholders will beneficially own shares of common stock after the offering in amounts equal to the number of shares each selling shareholder is offering for resale.  We further note that the selling shareholders acquired the securities being offered in August, October, and December 2010.  If the amounts reported in columns B and D were inadvertently switched, please so advise and revise your disclosure accordingly, including the percentage ownership in column E.  Otherwise, please advise.

The amounts reported in columns B and D were inadvertently switched.  The Company has corrected this disclosure, and the amounts included in column E, in the Second Amendment.  Please see page 43 of the Second Amendment.

5.
Please add a row to the selling shareholder table to disclose the total for each column.  Please note that the total number of shares of common stock being offered for resale listed in column C should equal the total amount of shares of common stock being registered for resale in the fee table.  The current disclosure indicates that the total number of shares of common stock to be offered by the selling shareholders is 20,599,997, not 30,899,994.  Therefore, for each selling shareholder, please revise the amount of shares to be offered in column C to include the shares of common stock underlying the warrants.  In the footnotes to the selling shareholder table, please separately quantify the number of shares of common stock underlying warrants for each selling shareholder.  While we note that you have separately quantified shares of common stock underlying warrants for certain shareholders, the total number of shares underlying warrants referenced in the footnotes should equal the amount of shares underlying warrants being registered for resale in the fee table.

The Company has revised the disclosure, as you requested.  Please see page 43 of the Second Amendment.

Mr. Jay Ingram
Legal Branch Chief
Securities and Exchange Commission
April 26, 2011

Exhibit 5.1 – Legal Opinion of Richardson & Patel LLP

6.	Please arrange for counsel to opine on the corporate laws of Nevada, the jurisdiction where you are incorporated.

In response to this comment, we have included an amended opinion of counsel as Exhibit 5.1 to the Second Amendment.

The Company has also updated certain disclosure to include recent events, to delete disclosure that is not required to be included in the registration statement and to include disclosure related to the change of the Company’s auditors that was inadvertently left out of the original filing.

In making this response the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Sincerely yours,

SIONIX CORPORATION

By:	/s/ James Currier
James Currier, Chief Executive Officer